November 20, 2018

Darren Tindale
Chief Financial Officer
Body and Mind, Inc.
750   1095 West Pender Street
Vancouver, British Columbia
Canada V6E 2M6

       Re: Body and Mind, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed October 30, 2018
           File No. 000-55940
           Form 10-K for Fiscal Year Ended July 31, 2018
           File No. 000-55940

Dear Mr. Tindale:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed October 30, 2018

Item 2 Financial Information
Management's Discussion and Analysis of Financial Conditions and Results of Operations
Revenues, page 23

1. In regard to your disclosure based on prior comment 5, please revise to separately quantify the impact of each factor cited for the significant difference in gross margin in future filings. Please refer to Item 303(a) of Regulation S-K and Section I.B. of our release 33-
      8350, which can be found at https://www.sec.gov/rules/interp/33-8350.htm. Darren Tindale
FirstNameMind, Inc.
Body and LastNameDarren Tindale
Comapany 20, 2018 and Mind, Inc.
November NameBody
November 20, 2018 Page 2
Page 2
FirstName LastName
Note 12 Business Acquisition, page 64

2. Your response to prior comment six related to your indefinite-lived intangibles appears to present only the factors you believe are in favor of your conclusion and does not adequately the factors that would refute your conclusion. Please provide an updated analysis of the factors that provide both positive and negative evidence for your conclusion that your brands and licenses meet the threshold for an indefinite life under ASC 350-30-35-3 or revise your conclusion accordingly. As part of your analysis, specifically address the following:
           Your response acknowledges that your brands as well as the licensing and regulatory programs in each of these states are relatively new but does not appear to acknowledge the significant weight against your conclusion that these facts warrant.
           You state that the renewal costs of the licenses are immaterial; however, in light of your negative cash flows, it appears that the combined costs of renewing and maintaining the licenses are not necessarily immaterial to your current operations and liquidity.
           You state that you expect the licenses to contribute to cash flows indefinitely;
            however, the nascent stage of the license program and market combined with the fact that your activity under these licenses has not yet produced positive cash flows from operations must also be considered.
           The example you cited from ASC 350-30-55 is for a "prominent women's sportswear line under Brand W." It is not clear that your brands are prominently recognized and widely established in the sense of this example, and therefore that example does not appear analogous to your situation.
           The inherent and fundamental legal questions surrounding the interplay between federal and state law create additional uncertainties warrant consideration as part of your conclusion about an indefinite life for your brands and licenses.
           The news reports of recent market saturation and reduced pricing experienced in certain markets where cannabis products have been legalized is an indication that competition is still an important factor to consider in these markets.
           While the growth potential of the markets for your brands and licenses is a positive attribute in their valuation, the overall uncertainty of the markets must be carefully and appropriately considered when determining whether they have an indefinite life.
Consolidated Annual Financial Statements of Body and Mind Inc.
Note 6 Loans Payable, page 80

3. Please address the following regarding to your response to prior comment seven:
           The restated amount pursuant to your response and the Note 13 on page 84 of this filing is $10,091 in fiscal year 2017. However, you disclose that $4,138 was recognized as a capital transaction in fiscal 2017 in the Note 6. Also, you disclose that the gain from forgiveness of debt were $18,345, $19,903, and $19,668 in fiscal year
            2017. The sum of those three amounts is not equal to $51,963 from your response and
 Darren Tindale
FirstNameMind, Inc.
Body and LastNameDarren Tindale
Comapany 20, 2018 and Mind, Inc.
November NameBody
November 20, 2018 Page 3
Page 3
FirstName LastName
             the Note 13. Please revise to reconcile the differences.
             Please have your independent auditor provide an updated audit report that references the restatement and is dual dated to acknowledge the changes in the financial statements.
Form 10-K for the Year Ended July 31, 2018

Consolidated Financial Statements of Body and Mind Inc.
Note 11. Business Acquisition, page 52

4. Please address the following regarding your prior comment six about your intangible impairment analysis:
           You state that your intangible assets would be tested for impairment as of July 31.
             Please provide us with the summary of the impairment analysis for your brand and license intangibles as well as your goodwill as of July 31, 2018. Revise to disclose the date you last tested intangibles and goodwill for impairment for
            the reporting units.
           Clearly identify the level of your reporting units used for impairment testing.
           Tell us and disclose whether any of your reporting units had a fair value that was not substantially in excess of carrying value.
           For those reporting units, tell us and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test. Disclose a description of the methods and key assumptions used and how the key
            assumptions were determined.
           Revise to provide a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined
            period of time).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Darren Tindale
Body and Mind, Inc.
November 20, 2018
Page 4

       You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameDarren Tindale
                                                          Division of
Corporation Finance
Comapany NameBody and Mind, Inc.
                                                          Office of Healthcare
& Insurance
November 20, 2018 Page 4
cc:       Michael Shannon, Esq.
FirstName LastName